Exhibit 99.2

CONSENT OF EXPERT
FILED BY SEDAR

November 2, 2011

British Columbia Securities Commission (Principal Regulator)
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
New Gold Inc.
Silver Quest Resources Ltd.

Dear Sirs/Mesdames:

Re:     Technical Report, Blackwater Gold Project, Omineca Mining Division,
British Columbia, Canada, effective date September 19, 2011

I, Ronald G. Simpson, P. Geo., do consent to the filing of the report titled “Technical Report, Blackwater Gold Project, British Columbia (the “Technical Report”), prepared for New Gold Inc. and Silver Quest Resources Ltd. dated effective September 19, 2011 on SEDAR. I also consent to the filing of the Technical Report with the securities regulatory authorities referred to above and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Sincerely,

“Ronald G. Simpson”

Ronald G. Simpson, P. Geo.
President
GeoSim Services Inc.

Certificate of Author – Ronald G. Simpson, P.Geo.

I, Ronald G. Simpson, P.Geo, residing at 1975 Stephens St., Vancouver, British Columbia, V6K 4M7, do hereby certify that:

1.	I am president of GeoSim Services Inc.

2.	This certificate applies to the Technical Report entitled “Technical Report, Blackwater Gold Project, British Columbia, Canada”, dated effective September 19, 2011.

3.
I graduated with an Honours Degree of Bachelor of Science in Geology from the University of British Columbia in 1975. I have practiced my profession continuously since 1975. My relevant experience is as follows:

•	1975-1993: Geologist employed by several mining/exploration companies including Cominco Ltd., Bethlehem Copper Corporation, E & B Explorations Ltd, Mascot Gold Mines Ltd., and Homestake Canada Inc.
•	1993-1999: Self-employed geological consultant specializing in resource estimation and geomatics.
•	1999 – Present: President, GeoSim Services Inc.

4.
I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (Registered Professional Geoscientist, No. 19513) and a Fellow of the Geological Association of Canada. I am a “qualified person” for the purposes of National Instrument 43-101 (“NI 43-101”) due to my experience and current affiliation with a professional organization as defined in NI 43-101.

5.	I have visited the property that is the subject of the Technical Report on December 13, 2010 and on September 8, 2011.

6.	I am independent of the issuer, New Gold Inc., applying all of the tests in section 1.4 of NI 43- 101.

7.	I am independent of the issuer, Silver Quest Resources Ltd., applying all of the tests in section 1.4 of NI 43-101.

8.
I have had prior involvement with the property that is the subject of the Technical Report, the nature of which involves the preparation of a technical report prepared for Richfied Ventures Corp. and Silver Quest Resources Ltd. dated 2 March, 2011 and titled “Technical Report, Blackwater Gold Project, British Columbia, Canada”.  The report was readdressed to New Gold Inc. on June 6, 2011.

9.	I am responsible for the preparation of all sections of the Technical Report.

10.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading

12.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

DATED this 2nd day of November, 2011

“Ronald G. Simpson”

Ronald G. Simpson, P.Geo.